Metsera, Inc.

3 World Trade Center

175 Greenwich Street

New York, New York 10007

January 28, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jason Drory
Chris Edwards
Tracie Mariner
Lynn Dicker

Re:	Metsera, Inc.

Registration Statement on Form S-1, as amended (File No. 333-284225)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Metsera, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-284225) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on January 30, 2025, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ross McAloon at (714) 755-8051.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Metsera, Inc.

By:	/s/ Christopher Whitten Bernard
Name:	Christopher Whitten Bernard
Title:	President and Chief Executive Officer

cc:	Christopher J. Visioli, Chief Financial Officer, Metsera, Inc.
Peter N. Handrinos, Latham & Watkins LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Rachael Bushey, Goodwin Procter LLP
Williams D. Collins, Goodwin Procter LLP
Adam V. Johnson, Goodwin Procter LLP